Exhibit 99

                 ---------------------------------------------------------------

                 PLAYBOY TV INTERNATIONAL, LLC
                   AND SUBSIDIARIES

                 Consolidated Financial Statements as of December 31, 1999 and for the Period from August 31, 1999 (Date of Commencement) through December 31, 1999 and Independent Auditors' Report
                 ---------------------------------------------------------------

PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1999
(in thousands)
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                $ 2,436
Accounts receivable, net                                                   7,689
Programming rights                                                        11,232
Other current assets                                                         252
                                                                         -------

Total current assets                                                      21,609

PROPERTY AND EQUIPMENT, net                                                1,258

PROGRAMMING RIGHTS, net                                                   41,471

INVESTMENT IN UNCONSOLIDATED SUBSIDIARY, at cost                           3,306

INTANGIBLE AND OTHER ASSETS, net                                          21,426
                                                                         -------

TOTAL                                                                    $89,070
                                                                         =======

LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:
Accounts payable, accrued expenses and other
 current liabilities                                                     $ 4,634
Due to related parties                                                     2,852
Current portion of rights acquisition fee payable                          7,500
                                                                         -------

Total current liabilities                                                 14,986

RIGHTS ACQUISITION FEE PAYABLE, net of current portion                    45,717

COMMITMENTS AND CONTINGENCIES (Note 8)

OWNERS' EQUITY                                                            28,367
                                                                         -------

TOTAL                                                                    $89,070
                                                                         =======

See notes to consolidated financial statements.

PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE PERIOD FROM AUGUST 31, 1999 (DATE OF COMMENCEMENT) THROUGH DECEMBER
31, 1999
(in thousands)
--------------------------------------------------------------------------------

REVENUES:
Program licensing                                                      $  5,893
Direct-to-home-subscriber fees                                            2,205
Cable subscriber fees                                                       971
Advertising                                                                 113
Other                                                                       221
                                                                       --------

Total revenues                                                            9,403
                                                                       --------

COSTS AND EXPENSES:
Programming, production and related                                       1,494
Selling, general and administrative                                       5,551
Amortization of programming rights                                        3,456
Other amortization and depreciation                                         646
Interest expense                                                          1,285
                                                                       --------

Total costs and expenses                                                 12,432
                                                                       --------

NET LOSS                                                                 (3,029)

COMPREHENSIVE INCOME - Foreign currency translation                         189
                                                                       --------

COMPREHENSIVE LOSS                                                     $ (2,840)
                                                                       ========

See notes to consolidated financial statements.

PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OWNERS' EQUITY
FOR THE PERIOD FROM AUGUST 31, 1999 (DATE OF COMMENCEMENT) THROUGH DECEMBER
31, 1999
(in thousands)
--------------------------------------------------------------------------------

                                                           Victoria             Playboy           Other
                                                           Springs           Entertainment     Comprehensive
                                                       Investments, Ltd.      Group, Inc.         Income           Total
INITIAL CASH CAPITAL CONTRIBUTIONS                         $ 33,996             $  8,446          $     --      $ 42,442

  Adjustment for historical carryover basis (See Note 1)         --              (11,235)               --       (11,235)

  Foreign currency transalation                                  --                   --               189           189

  Net loss                                                   (2,426)                (603)               --        (3,029)
                                                           --------             --------          --------      --------

BALANCE, DECEMBER 31, 1999                                 $ 31,570             $ (3,392)         $    189      $ 28,367
                                                           ========             ========          ========      ========

See notes to consolidated financial statements.

PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM AUGUST 31, 1999 (DATE OF COMMENCEMENT) THROUGH DECEMBER
31, 1999
(in thousands)
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITES:
  Net loss                                                               $ (3,029)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization                                           4,102
    Accretion of interest expense                                           1,285
    Changes in operating assets and liabilities:
      Accounts receivable                                                  (4,443)
      Other assets                                                           (342)
      Programming rights                                                   (8,644)
      Accounts payable, accrued expenses and other current liabilities      1,748
      Due to related parties                                               (1,018)
                                                                         --------

        Net cash used in operating activities                             (10,341)
                                                                         --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property and equipment                                    (1,164)
  Net cash acquired in acquisition                                          1,310
                                                                         --------

Net cash provided by investing activities                                     146
                                                                         --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Initial cash capital contributions                                       42,442
  Payment of rights acquisition fee payable                               (30,000)
                                                                         --------

        Net cash provided by financing activities                          12,442
                                                                         --------

EFFECT OF FOREIGN CURRENCY TRANSLATION                                        189
                                                                         --------

CASH AND CASH EQUIVALENTS, DECEMBER 31, 1999                             $  2,436
                                                                         ========

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES - Acquisition of certain net assets as described in Note 1

See notes to consolidated financial statements.

PLAYBOY TV INTERNATIONAL, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM AUGUST 31, 1999 (DATE OF COMMENCEMENT) THROUGH DECEMBER 31, 1999
--------------------------------------------------------------------------------

1. GENERAL AND ORGANIZATION

      General - Playboy TV International, LLC ("PTVI") and subsidiaries (collectively the "Company") was created to own and operate on an exclusive basis adult-oriented television services worldwide outside of North America under the Playboy TV and Spice brand names. The Company presently owns and operates an adult-oriented television service in the United Kingdom. The Company also owns a minority interest (19.9%) in an adult-oriented television service in Japan. The Company derives a majority of its revenues from the licensing of programming rights. The Company also generates a significant portion of its revenues from fees charged to cable system and direct-to-home ("DTH") operators who distribute the Company's branded television channels.

      The Company's business plan provides for operating losses in the initial years, requires further capital contributions, and is ultimately expected to result in positive cash flow. The funding of the capital requirements of the Company are established annually in connection with the approval of the business plan and annual budget, which under the operating agreement has proportional voting and veto rights. There can be no assurance, however, that the Company's business plan and cash flow projections will be met.

      Organization - PTVI was formed in June 1999 by Victoria Springs Investments, Inc. ("VSI") and Playboy Entertainment Group, Inc. ("PEGI") with initial cash capital contributions of $33.9 million and $8.4 million, respectively. VSI acquired an 80.1% interest in the Company and PEGI acquired a 19.9% interest. PEGI has the right to increase its interest in the Company to 50% by buying such additional interest from VSI for cash. The net income or loss of the Company is allocated to the owners in accordance with their respective ownership interests.

      On August 31, 1999 (Date of Commencement) the Company entered into several agreements in which, among other things, PTVI acquired certain assets, subject to certain liabilities, from PEGI and PEGI's parent company, including the right to use certain trademarks for a specified number of years (see Note 6) and a 100% ownership interest in a subsidiary in the United Kingdom ("UK Subsidiary"). The following is a summary of the assets acquired, liabilities assumed and consideration given (in thousands):

      Cash                                                         $ 1,310

      Accounts receivable                                            3,246

      Programming rights                                            47,515

      Property and equipment                                           174
      Investment in unconsolidated subsidiary                        3,306

      Intangible assets                                             12,063
                                                                   -------

                Total assets acquired                               67,614
                                                                   -------

            Accounts payable, accrued expenses
              and other current liabilities - assumed            2,886
            Due to related parties - assumed                     3,870
            Rights acquisition fee payable                      81,932
                                                              --------

                        Total consideration                     88,688
                                                              --------

            Excess of consideration
            Adjustment for historical carryover basis           21,074

                                                               (11,235)
                                                              --------

            Excess cost over net assets acquired (goodwill)   $  9,839
                                                              ========

      The above transaction was recorded in the accompanying consolidated financial statements by carrying over PEGI's historical basis in the net assets sold to the extent that PEGI continues to have an interest in those assets (i.e. 19.9%). The net assets attributable to VSI were recorded at their estimated fair market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation - The consolidated financial statements of the Company include the accounts of PTVI and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

      Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Foreign Currency Translation - The accounts of the UK Subsidiary were translated into United States dollars in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Management has determined that the pound is the functional currency of the UK Subsidiary. Certain assets and liabilities of the UK Subsidiary are denominated in currencies other than the functional currency; transaction gains and losses on these assets and liabilities are included in the results of operations for the relevant period.

      Cash and Cash Equivalents - Cash and cash equivalents include cash and interest-bearing deposits held in banks with an original maturity date of three months or less when acquired.

      Allowance for Doubtful Accounts Receivable - The Company carries accounts receivable at the amount it deems to be collectible. Accordingly, the Company provides allowances for accounts receivable deemed to be uncollectible based on management's best estimates. Recoveries are recognized in the period they are received. The ultimate amount of accounts receivables that become uncollectible could differ from those estimated. As of December 31, 1999 the allowance for doubtful accounts receivable amounted to $0.1 million.

      Programming Rights - Programming rights consists of the rights to broadcast and distribute acquired programming. The programming rights are amortized on varying bases related to the license periods, anticipated usage and the expected revenues to be derived from the licensing of rights to third parties. In the event that an acquired program is replaced and no longer used or determined to have no future licensing value, the Company will reduce the carrying value of programming rights accordingly. The programming rights are segregated on the balance sheet between current and non-current based on management's estimate of usage. As of December 31, 1999 accumulated amortization of programming rights amounted to $3.5 million.

      Property and Equipment - Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the respective assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the term of the lease or the useful life of the respective improvement (from 4 to 5 years).

      Investment in Unconsolidated Subsidiary - Investment in unconsolidated subsidiary consists of a 19.9% minority interest in an adult-oriented television service in Japan. The Company accounts for this investment under the cost method of accounting.

      Intangible Assets - Intangible assets primarily consist of trademarks and goodwill resulting from the net assets acquired as described in Note 1. The trademarks are amortized on a straight-line basis over their contractual life of ten years. Goodwill is amortized on a straight-line basis over an estimated life of twenty years. The carrying value of intangible assets is periodically reviewed by the Company and impairments, if any, are recognized when the expected future undiscounted cash flows derived from such intangible assets are less than their carrying value. Measurement of any impairment loss would be based on discounted operating cash flows.

      Revenue Recognition - Revenues from program licensing are recognized when the license period begins and a contractual obligation exists. The Company enters into distribution agreements with cable and DTH distributors pursuant to which it receives a monthly license fee, typically based on the number of subscribers. Revenues from this monthly license fee are recorded as the Company provides the television signal to the distributor. Advertising revenue is recognized at the time the advertisement is aired.

      For the period from August 31, 1999 (Date of Commencement) through December 31, 1999 revenues from any one customer exceeding ten percent of total revenues amounted to $2.1 million (22%); $1.5 million (16%); and $1.4 million (15%).

      Income Taxes - PTVI is not subject to income taxes. The income or loss of PTVI is passed directly to the owners for inclusion in their tax returns. PTVI's subsidiaries that are subject to income taxes account for them in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach for differences in financial accounting and income tax purposes. Under this method, a deferred tax asset or liability is recognized with respect to all temporary differences between the carrying amounts and the tax bases of assets and liabilities, and the benefit from utilizing tax loss carryforwards and asset tax credits is recognized in the year in which the loss or credit arise (subject to a valuation allowance with respect to any tax benefits not expected to be realized). As of December 31, 1999 there were no significant deferred tax assets or liabilities.

      Advertising Costs - Advertising costs are expensed as incurred. For the period from August 31, 1999 (Date of Commencement) through December 31, 1999, advertising expense amounted to $0.9 million.

      Comprehensive Income (Loss) - The Company complies with the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) as defined, includes all changes in equity during a period from non-owner sources.

      New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). Among other provisions, SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 137 ("SFAS No. 137"). SFAS No. 137 deferred the effective date of adoption of SFAS No. 133 to fiscal years beginning after June 15, 2000. Management has not determined what impact, if any, the adoption of SFAS No. 133 will have on the Company's financial statements.

3. PROPERTY AND EQUIPMENT

      Property and equipment consists of the following as of December 31, 1999 (in thousands):

      Furniture and equipment                              $      536
      Leasehold improvements                                      802
                                                           ----------

      Total                                                     1,338

      Less accumulated depreciation and amortization              (80)
                                                           ----------
      Property and equipment, net                          $    1,258
                                                           ==========

4. INTANGIBLE AND OTHER ASSETS

      Intangible assets consists of the following as of December 31, 1999 (in thousands):

      Trademarks                                           $   11,995
      Goodwill                                                  9,839
      Other                                                       158
                                                           ----------

      Total                                                    21,992

      Less accumulated amortization                              (566)
                                                           ----------

      Intangible assets, net                               $   21,426
                                                           ==========

5. RIGHTS ACQUISITION FEE PAYABLE

      The rights acquisition fee payable arose in connection with the net assets acquired as described in Note 1. The rights acquisition fee is non-interest bearing and has been recorded at its present value using an imputed interest rate of 8.25%. The rights acquisition fee matures as follows (in thousands):

      2000                                                $  7,500
      2001                                                   5,000
      2002                                                   7,500
      2003                                                  25,000
      2004                                                  25,000
                                                          --------

      Total gross payments                                  70,000

      Less amounts representing interest                   (16,783)
                                                          --------

      Present value of net future rights
       acquisition fee payments                             53,217

      Less current portion of rights acquisition fee        (7,500)
                                                          --------

      Rights acquisition fee, net of current portion      $ 45,717
                                                          ========

6. RELATED PARTY TRANSACTIONS

      Program Supply Agreement - On August 31, 1999 the Company and PEGI entered into a program supply agreement in which PEGI agreed to license to the Company all of the programs to be produced by PEGI, or for which PEGI obtains the rights, as specified by the agreement ("Annual Output"). In exchange for the rights to the Annual Output, the Company will pay to PEGI a license fee to be generally determined as a percentage of the cost of the Annual Output. For the period from August 31, 1999 (Date of Commencement) through December 31, 1999 the Company purchased $8.6 million of Annual Output pursuant to this agreement.

      Trademark Agreement - The Company has entered into a trademark license agreement with PEGI's parent company ("Licensor") in which the Company has been granted the right to use certain trademarks. The license fee for the trademark license granted for years one through ten were included in the purchase price as discussed in Note 1. Beginning in year eleven and for each fiscal year through the end of the agreement (year fifty) the Company agrees to pay to the Licensor a license fee to be determined as a percentage of the Company's total revenues as specified in the agreement.

      Management Services - Cisneros Television Services, Inc. ("CTSI"), an affiliated entity, performs certain "back office" management services for the Company. Included in selling, general and administrative expense for the period from August 31, 1999 (Date of Commencement) through December 31, 1999 is $30,000 for management services provided by CTSI. As of December 31, 1999 this amount had not been paid and was included in the balance of due to related parties.

      Due to Related Parties - As of December 31, 1999, the Company had liabilities to related parties amounting to approximately $2.9 million. These liabilities are primarily due to PEGI and relate to amounts due for the purchase of Annual Output, as described above, and a liability to PEGI assumed as part of the acquisition of net assets described in Note 1. These amounts do not bear interest and are expected to be paid within a year.

      Revenues - For the period from August 31, 1999 (Date of Commencement) through December 31, 1999 the Company recognized program license revenues in the amount of $2.6 million from two affiliates. Included in accounts receivable as of December 31, 1999 is $2.3 million due from these affiliates.

7. GEOGRAPHICAL INFORMATION

      Revenues - The Company's sales were made to customers located in, or for distribution in, the following countries for the period from August 31, 1999 (Date of Commencement) through December 31, 1999 (in thousands):

                                          Direct-to
                                             Home        Cable
                               Program    Subscriber   Subscriber   Advertising
                              Licensing      Fees         Fees        and Other    Total
                              ---------   ----------    ------      ------------   ------
      United Kingdom            $   95      $1,454      $  768         $  213      $2,530
      Germany                    1,455          --          --             --       1,455
      Latin America              1,573          --          --             --       1,573
      Spain and Portugal           530          --          --             --         530
      Turkey                       425          --          --             --         425
      Japan                        520          --          --             --         520
      Israel                       340          --          --             --         340
      Scandinavia                  367          --          --             --         367
      Poland                       210          --          --             --         210
      Other                        378         751         203            121       1,453
                                ------      ------      ------         ------      ------

          Total revenues        $5,893      $2,205      $  971         $  334      $9,403
                                ======      ======      ======         ======      ======

      Foreign Assets - Identifiable assets are those assets which are identified with operations of a particular geographic area. Corporate assets include cash and cash equivalents and goodwill generated as a result of the acquisition of net assets described in Note 1. As of December 31, 1999 identifiable assets and corporate assets of the UK Subsidiary amounted to $3.4 million and $8.2 million, respectively.

8. COMMITMENTS AND CONTINGENCIES

      Leases - The Company's headquarter offices are leased through an affiliate. In addition, the Company leases transponders and office space in the United Kingdom. Future minimum lease payments under these noncancellable operating lease agreements are as follows for each of the years (in thousands):

      2000                                      $ 2,530
      2001                                        1,159
      2002                                          740
      2003                                          743
      2004                                          363
      Thereafter                                     --
                                                -------

      Total                                     $ 5,535
                                                =======

      For the period from August 31, 1999 (Date of Commencement) through December 31, 1999 total lease expense for transponder and office space amounted to $0.9 million.

      Contingent Acquisition Payment - As part of the acquisition of the UK subsidiary, the Company assumed a contingent liability in the amount of approximately $10 million payable to the predecessor stockholders (prior to PEGI) of the UK subsidiary. This amount is payable from the profits of the UK subsidiary and is therefore contingent upon the ability of the UK subsidiary to make profits as defined in the applicable agreement. As of December 31, 1999 the Company has not recorded any liability in connection with this contingency as it has not concluded that it is probable that any payments will ultimately need to be made.

                                  * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Owners of Playboy TV International, LLC.:

We have audited the accompanying consolidated balance sheet of Playboy TV International, LLC. and subsidiaries (the "Company") as of December 31, 1999, and the related consolidated statements of operations and comprehensive loss, of owners' equity and of cash flows for the period from August 31, 1999 (date of commencement) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and the results of its operations and its cash flows for the period from August 31, 1999 (date of commencement) through December 31, 1999, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
March 24, 2000